Exhibit 99.77(d)

ITEM 77D. Policies with Respect to Security Investments

On January 12, 2017 the Board of Directors for Voya Capital Allocation Fund approved changes, effective on or about January 20, 2017, with respect to the fund’s name and principal investment strategies. The fund’s investment strategies have been revised as follows:

1.	The fund’s name was changed from “Voya Capital Allocation Fund” to “Voya Global Multi-Asset Fund.”

2.	The fund’s principal investment strategies were revised as follows:

PRINCIPAL INVESTMENT STRATEGIES

Under normal market conditions, the sub-adviser (“Sub-Adviser”) invests the assets of the Fund in a combination of mutual funds, including exchange-traded funds (collectively “Underlying Funds”) to gain exposure to securities (such as stocks and bonds) in a number of different countries, which may include the United States. The Underlying Funds may or may not be affiliated with the investment adviser.

The Sub-Adviser will manage the Fund using two different investment processes. One is strategic allocation, which the Sub-Adviser will use to express its long-term views of the global markets. The other investment process is tactical allocation, which is used to reflect the Sub-Adviser’s shorter term views of the global markets and based on both the Sub-Adviser’s fundamental analysis and quantitative models. The strategic and tactical investment processes are intended to seek to adjust portfolio exposures and risk in response to changing market conditions.

The Sub-Adviser may seek to enhance returns and/or moderate volatility using derivative instruments which may include forward foreign currency exchange contracts, futures, swaps (including interest rate swaps, total return swaps, and credit default swaps), option strategies, and defensive cash positioning. The Sub-Adviser may also use derivative instruments as a substitute for taking a position in an underlying asset and to assist in managing cash.

The Fund allocates its assets primarily to Underlying Funds that invest in equity securities or debt securities, or a combination of equity and debt securities. Underlying Fund investments may include equity securities or debt securities of U.S. domestic or international issuers, including emerging market issuers. Equity securities may include, by way of example, common or preferred stocks of companies of any market capitalization (and options or warrants with respect to those stocks). Debt securities may include, by way of example, short-, intermediate- and long-term bonds; high yield debt securities rated below investment grade commonly referred to as “junk bonds;” floating rate loans; mortgage-backed securities; and Treasury inflation protected securities (“TIPS”). There is no limit on the maturity or duration of any investment by the Fund in debt securities. The Fund may invest up to 70% of its total assets in exchange-traded funds. The Fund may seek exposures to issuers in any industry or sector, including for example real estate-related securities, including securities of real estate investment trusts, and securities of natural resource/commodity related issuers.

The Fund may hold up to 25% of its assets in cash and cash equivalents, including money market funds, to seek to limit downside risk in volatile market environments and to manage cash pending investments in Underlying Funds and/or other investments.

3.	The fund’s Principal Risks were revised to include the following:

Asset-Backed Securities: Defaults on, or low credit quality or liquidity of the underlying assets of the asset-backed securities may impair the value of these securities and result in losses. There may be limitations on the enforceability of any security interest or collateral granted with respect to those underlying assets and the value of collateral may not satisfy the obligation upon default. These securities also present a higher degree of prepayment and extension risk and interest rate risk than do other types of debt instruments.